U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington D. C., 20549

                               Form 10-SB/A
   General Form for Registration of Securities of Small Business Issuers
    (Under Section 12(b) or (g) of the Securities Exchange Act of 1934)
                        ANONYMOUS DATA CORPORATION
            --------------------------------------------------
            (Exact name of registrant as specified in charter)


Nevada                                            86-0857752
(State of other jurisdiction of    (I.R.S. Employer Identification Number)
incorporation or organization)

4340 South Valley View, Suite 210
Las Vegas, Nevada                                 89103
(Address of Principal Executive Office)           (Zip Code)


                              (702) 221-0756
                            ( Telephone Number)

        Securities To Be Registered Under Section 12(b) of the Act:

Title of each Class                Name of each Exchange on which
To Be Registered                   each Class is to be Registered

     None                                    None

        Securities To Be Registered Under Section 12(g) of the Act:

                               Common Stock,
                             $0.001 Par Value
                             (Title of Class)

                             TABLE OF CONTENTS

Item 1.   Description of Business

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 3.   Description of Property

Item 4.   Security Ownership of Certain Beneficial Owners and Management

Item 5.   Directors, Executive Officers, Promoters and Control Persons

Item 6.   Executive Compensation

Item 7.   Certain Relationships and Related Transactions

Item 8.   Legal Proceedings

Item 9.   Market for Common Equity and Related Stockholder Matters

Item 10.  Recent Sales of Unregistered Securities

Item 11.  Description of Securities

Item 12.  Indemnification of Directors and Officers

Item 13.  Financial Statements

Item 14. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Item 15.  Financial Statements and Exhibits

INTRODUCTORY STATEMENT

      Anonymous Data Corporation has prepared this Form 10SB on a voluntary basis to make available reportable information about Anonymous Data Corporation to existing shareholders and others interested in our activities.

ITEM 1.  DESCRIPTION OF BUSINESS

Overview
     Anonymous Data Corporation, a Nevada corporation (the "Company" or "ADC") formed in November 1996, is a development stage company engaged in the business of data management using a biometric identification system. The biometric identification system; (i) archives individual data, such as medical educational information, for access by registered users through rapid sorting using scanning of a portion of their anatomy as a preliminary search method; and, (ii) permits a second method of identification of individuals volunteering for payment as plasma donors.

Background
     We have obtained rights to a method of linking files of archived data to the anatomy of an individual. This method allows the search function for records to be more rapid and accurate and re-checked according to the name of the individual. We have spent $78,000 during 1997 and $189,000 during 1998 toward research and development toward the refinement of our biometric individual data identification system.

     The term BIOMETRIC derives from the words body (BIO) and measurement (METRIC). The science of biometrics has in recent years developed the technology to take a reading from a human (such as electronic scan of a fingerprint, iris scan, facial recognition, palm print, voice sample, etc). The electronic scan is then matched with to the same biometric marker for purposes of recognition and verification of identity. The United States Patent and Trademark Office has issued two U.S. patents to Dr. James E. Beecham, Chairman of the Company. The Patents, Patent Numbers U.S. 5,876,926 [PCT/U.S. 98/16435]) and U.S. 5,897,989 [PCT/U.S.
97/08015], pertain to a method, system and apparatus that permit an individual to submit biologic test specimens for medical testing under biometric identification. The system then allows for the subsequent retrieval of test results from a computerized database utilizing the same biometric personal identification. These Patents have been exclusively licensed to us from Dr. Beecham. - See "Certain Transactions - License Agreement."

     The patented applications, in non-U.S. territories, will be utilized for collecting medical specimens in containers labeled by "biometric index". For example, a biometric index may be obtained from the scan of a fingerprint and/or the scan of the iris of the eye of the specimen donor. After testing in a certified laboratory, the test data is stored electronically under linkage to that same personal biometric index. Access to such "biometrically" stored information is controlled by the re-scan of the specimen donor. Since viewing the data requires "unlocking" the computer file by scanning the same fingerprint and/or eye as was used for sending the specimen to the lab in the first place, our system provides the secure protection of the donors sample and limits mistakes that are sometimes made in the donation process.

     We have developed a plan and are in the process of developing a method for providing services and products worldwide based on our exclusive patent licenses. We plan to offer these products as turnkey systems and also to offer services directly to subscribers domestically and abroad.

     We have installed our first product, utilizing our biometric identification system, in the Nevada Judicial System. We have four main systems based upon our identification technology. These systems will be developed through manufacturing contracts, corporate strategic partnerships and sublicense agreements with U.S. and foreign governments, corporations and other organizations.

     - Court Mandated Information System. Developed for the benefit of United States judicial order compliance. The system pre-identifies an individual whom the court orders to proceed to the laboratory for drug testing. The laboratory, prior to the standard identification process such as by drivers license verification, rechecks the identity by biometric index. This double check is independent of all laboratory procedures and does not interface or replace the methods and systems within the laboratory.

     Infectious Disease Educational System. Developed for individuals and social organizations in the United States interested in communicable disease prevention through voluntary testing and sharing of results privately with selected persons among the public. A study published in 1998 in the Journal of the American Medical Association demonstrated the important contribution of education and anonymity in the U.S. for HIV testing. The study concluded that when people are aware of the disease and not required to give their name but are offered anonymous HIV testing, they voluntarily test more than 1 year earlier and enter medical care earlier. Most U.S. states are now required to permit anonymous HIV testing.

               In the foreign markets we plan to offer turnkey computerized systems for nationwide medical testing and data management. One use would be by foreign government officials to monitor child bearing age women and their HIV test results. By re-scanning their biometric index when they arrive at the maternity ward to deliver, HIV positive women can be given AZT, which in 80% of cases protects their baby from HIV infection.

- Plasma Industry System. Developed for use in U.S. plasma centers to prevent the paid donor from violating regulations that forbid donation more frequently than 48 hours. By registering the biometric index of the donor in one center and providing the data to other centers, a paid donor, even giving a false name, can be prevented from creating the health risk of donating plasma for money several times in one day at multiple centers in one city.

- Medical Data Privacy/Genetics Data Security System. Developed for U.S. health care organizations and individuals interested in verifying and safeguarding their sensitive medical testing data such as genetic testing results. In particular where such genetic studies identify predisposition to disease or can predict future disease and thus if disclosed to unauthorized parties affect insurability of the individual tested and their family. Developed to allow those who wish to seek testing directly from a laboratory to identify their specimens and test results while maintaining privacy.

     The primary product lines listed above each utilize a proprietary apparatus as disclosed in the licensed patents to be used in archiving medical information for educational purposes. Data retrieval via computerized stored data or from a 2-D bar code encryption is linked to a re-scanning of the donor for matching biometric identification.

     The Company's technology may be utilized in the marketplace for revenue generation in two areas:

     (i) as a seller of hardware components and software for turn-key systems for large clients and;

     (ii) as a provider of services to subscribers directly in certain localities.

The systems which ADC plans to offer for these 2 business models are:

Court Mandated Data System
     As a direct service provider, we have installed a system code named "ADCNet", which utilizes biometric identification in the Nevada court jurisdiction. ADCNet is utilized by the judicial system to verify the identification of an individual ordered by the judge to report to the laboratory for drug testing. The system matches the identification of the individual biometricly by matching his/her biometric identification with the biometric image of the individual who has been ordered by the judge for testing. We are not involved in the testing or laboratory work up itself, merely the means by which the test results are confirmed as having come from the person identified. The standard laboratory procedures are still followed independently of the biometric system. The affiliated laboratories are fully inspected and in compliance with all governmental regulation such as CLIA, OSHA, etc.

Infectious Disease Education System
     We have designed a direct service data management system, that can allow thoughtful persons seeking information and a way to address, for themselves and their loved ones, personal issues regarding health information. Understanding how the system works requires an understanding of the value of information that can allow a person to assess the risk of the spread of disease when engaged in a relationship. The basic question is "How and when are these diseases usually transmitted?"

     Sexually transmitted diseases are ordinarily transmitted from one person to another, not from a single sexual contact, but rather only after repeated contacts over weeks or even months. Thus, even after a relationship starts, there is an opportunity to prevent the spread of disease, if a person has the knowledge of the partners' recent testing results. Our technology provides that information in a convenient and private manner.

     To use the system as a tested person, you (i) first subscribe yourself as an individual, (ii) select from a menu of educational data offered and then (iii) register as having read the data and understood the process. For convenience, our system is planned to be utilized as a college campus health service or private community health service located in storefront type clinics in public places. Our system is planned to allow a parent to subscribe for an adolescent child. Over the next months or years, the parent will be able to monitor the compliance of the child to our education program by going with the child to a computer monitor, having the adolescent child's fingerprint scanned or iris scanned and viewing the record of educational sessions with the adolescent child.

     In  the international market, in circumstances where a sex worker  is
the   subscribed   person   (through   government   mandate   in   certain
jurisdictions) the authorities can scan the iris of the sex worker's eye and view that worker's data from the database, which database includes HIV test results. Where the worker has not continued to be tested periodically the authorities can arrest or detain the non-compliant worker. Similarly in circumstances where the authorities provide the system for use of child-bearing age women the system can be used to identify those pregnant woman who are HIV positive. By providing AZT to an HIV positive woman during delivery, the newborn child can be protected from HIV 80% of the time. In addition, for overseas markets, in compliance with the foreign government regulations, it is important that the subscriber and the significant other in a relationship understand our rules for data retention. Our data base management techniques enhance the medical validity of data in the Golden Rule database. Each subscriber, in order to maintain data in the active Golden Rule database, may be required to present a specimen to be tested at least every four months. If a recent specimen is not provided at one of the participating, certified laboratories in our system, no older data is accessible.

     Internationally, this testing frequency is designed to be medically appropriate because in most cases it takes six weeks to several months for an immuno-competent, recently infected person to make enough antibody to be detectable. (Some newer tests utilize antigen identification, not antibody, i.e. a substance such as nucleic acid -DNA or RNA or cell wall fragments from the organism itself, to detect infection sooner. These viral bacterial antigen detection tests may be applied in the Golden Rule system as appropriate). The person with whom the data is shared can have confidence that the data is valid at least as of the most recent date tested because they will know that the Golden Rule system imposes a frequent testing discipline on the subscriber with medical officer review and comment on test results.

     In the international area, the seven diseases for which testing can be ordered by a physician and data sharing are targeted by our Golden Rule System are: Human Immunodeficiency Virus or HIV; Gonorrhea; Chlamydia; Herpes type 2; hepatitis B and C; and Syphilis.

     As of the date of this filing, we have received letters of interest and invitations to demo the system from representatives of the Governments of Honduras and the Dominican Republic. Similarly the national turn-key system will be available at the option of the client government to locate, in public places such as hotel lobbies and selected nightclubs, customers of sex workers in order to verify the test results of the sex worker in the field on a 24 hour per day access basis.

Plasma Industry System
     In the plasma industry paid donors often falsify their name and try to donate at several centers in one day to gain multiple payments. Our DataSecure system offers a means to improve the chances that the high risk donors or donors attempting to circumvent the system by donating multiple times prior to the wait period, are accurately linked to the plasma center computer database and, optionally, remain confidential.

     The DataSecure system for plasma centers permits biometric linkage to be maintained from start to finish in a two-step process: a) through biometric label of iris of the prospective donor, and b) in the network of computers to other blood centers.

     An alternative use of our turnkey system is for use in the plasma industry to screen out donors who carry infections. The DataSecure system for the plasma industry permits biometric linkage to be maintained for paid donors to records of their previous donations and testing results. When one donor tests positive for a condition disqualifying that donor from donating plasma, the information is entered under the biometric of that donor. When that donor next appears at any blood donation site in the computer network, the re-scan of the biometric accesses the record and enables the blood center personnel to disqualify that donor. This step prevents unnecessary expense in re-testing and more importantly allows a subscribing blood industry company to prevent inadvertently drawing the blood of that donor, who may attempt to falsify identity to gain payment for tainted blood donation.

Medical Records Privacy/Genetics Data Security System.
     Medical records privacy has become a prominent concern of U.S. national leaders, as demonstrated by President Clinton in his January 1999 State of the Union address in which he promised action on this issue in 1999. Many sensitive medical data are at issue including testing data, in particular the area of genetic testing. Scientists today are close to completing the sequencing of all of the human DNA code through an effort known as the Human Genome project. One early finding is rather surprising. Each of us has little imperfections in our own DNA code. In fact, experts say each of us has a minimum of 5 to 20 errors in our DNA sequence.

     Some of these errors result in disease or, more precisely, an increased risk of developing a certain disease. For example, there are genes now known that predispose to breast cancer, colon cancer, diseases of the nervous system and over 450 other different diseases. Tests for many of these genes are either available now or soon to be available.

     Unfortunately information of this type, if released to unauthorized persons, may lead to discrimination. Some unscrupulous health insurers may use genetic test information to deny insurance to those persons found to be at risk for certain diseases. Although Congress and some medically oriented government agencies are drafting legislation to outlaw such discrimination, it is one form of discrimination that is difficult to detect or prove.

     Our data base of Private Medical test results and Genetic Testing results is planned to be filed in a unique manner, by fingerprint codes or iris codes: the fingerprint scan or iris scan of the person who is tested for genetic markers (the ADC subscriber) and optionally a second fingerprint code or iris code from the subscriber's doctor. This dual biometric filing and retrieval method for genetic testing data offers a subscriber confidence that sensitive test results such as genetic predisposition to diseases such as breast cancer (BRCA-1 gene) or colon cancer or diabetes are not accessible by unauthorized individuals or organizations. Furthermore, the fingerprint scan or iris code module having a clinic setting presents the appropriate opportunity for genetic counseling and for education by the physician to the subscriber privately of the meaning of the results. This allows plans to be made for medical surveillance for the disease for which the patient has a genetic predisposition.

Business Strategy
     Our business strategy is to make proposals to interested governments, large corporations and interest groups domestically and overseas. As vendor of hardware and software turnkey systems for large clients, the Company plans to approach those countries where the problems exist for which the systems offer solutions. In order to provide services to subscribers directly, the Company plans to research the medical and legal aspects of its proposed services in each jurisdiction through appropriate consultation with local officials.

     We have received invitations to demonstrate the Infectious Disease System from representatives of the Governments of Honduras and the Dominican Republic.

     Domestically, we have entered the court mandated individual identification market via contacts with the Las Vegas family court. Our plans are to expand within the U.S. judicial national market on a city by city basis, with presentations of our systems at the Sixth National Court Technology Conference in Los Angeles in September 1999.

     Also, domestically, we plan to enter the Plasma industry through attendance at the American Blood Resources Association conference in Washington, D.C. in June 1999, where contacts are desired to establish a pilot program with a large U.S. plasma industry company.

     We hope to expand the system within the U.S. market and abroad through contracts with medical service providers, insurance companies and laboratories.

Product Testing
     The testing phase for each of the two systems will occur with funding of pilot projects.

     FDA REGULATIONS SPECIFY THAT PRODUCTS AND SOFTWARE USED FOR EDUCATIONAL PURPOSES ONLY ARE EXEMPT FROM FDA REGULATION. FURTHERMORE PRODUCTS THAT DO NOT PROVIDE DIAGNOSIS OR TREATMENT ARE EXEMPT AND NOT CONSIDERED A MEDICAL DEVICE. The initial four product lines qualify for the exemptions stated above. Future development of U.S. market products in line with the issued patents and related software programming domestically will take note of FDA regulations in anticipation of submitting applications for approval to the FDA as necessary. We have also engaged the services of C. L. McIntosh and Associates, a prominent consulting firm in the area of FDA regulatory matters, to assist us in any future FDA related matters. Field-testing will occur in the venue best suited to each system, whether in the U.S. or abroad.

Consultants Utilized by the Company
      On June 10, 1997 the Company retained the consulting services of Jack Morrow to assist it in medical laboratory business relations and business strategy. Jack Morrow is paid at an hourly rate of $75 plus authorized expenses. The initial term of this agreement was for 12 months and was renewed for an additional 12 months on June 15, 1998. In addition, Jack Morrow has been issued 10,000 shares of the Company's Common Stock.

     On August 19, 1997 the Company retained the consulting services of C.L. McIntosh & Associates, Inc. to assist it in a broad range of consultation on the regulation of medical devices and to assist in all matters concerning the Food and Drug Administration (FDA). C.L. McIntosh & Associates, Inc. was paid $1,000 as an initial retainer and is paid at an hourly rate of $175. The term of this agreement is for 12 months and automatically renews for additional 12-month periods, with approval from both the Company and Consultant.

     On August 29, 1997 the Company retained the consulting services of Sher-Janel T. Todd to assist it in focus group and market research. Sher-Janel T. Todd was paid at an hourly rate of $50 plus authorized expenses. The term of this agreement was for 12 months.

     On September 2, 1997 the Company retained the consulting services of Ilene Nikoley to assist it in focus group and market research. Ilene Nikoley was paid at an hourly rate of $25 plus authorized expenses. The term of this agreement was for 12 months.

     On May 1, 1998 the Company retained the consulting services of Michael Moore to assist it in computer services to include hardware and software recommendations and programs. Michael Moore is paid at an hourly rate of $45 plus a $20 service charge and authorized expenses. The term of this agreement was for 12 months.

     On September 16, 1998 the Company retained the consulting services of Dave Denney to assist it in computer services to include hardware and Software recommendations and programs. Dave Denney was issued 10,000 shares of the Company's Common Stock, valued at $.10 per share, as compensation plus he is also reimbursed for authorized expenses. The term of this agreement is for 12 months.

     On August 16, 1998 the Company retained the consulting services of William Somers, to assist it in computer services to include hardware and Software recommendations and programs. William Somers, was issued 10,000 shares of the Company's Common Stock, valued at $.10 per share, as compensation plus he is also reimbursed for authorized expenses. The term of this agreement is for 12 months.

Suppliers
     Our business strategy has been to combine proprietary technology and products with "best of class" technology and products and design an integrated, seamless product that takes advantage of the superior quality of our components which are Y2K compliant.

     Hardware Suppliers- Our products and services are not dependent on any one supplier of hardware and will use any off-the-shelf IBM compatible computer available on the market today, i.e.-Compaq, DELL, Gateway, etc. We do not foresee the acquisition of such equipment as a problem and supply should not affect our business in any way.

     We use cameras designed by IriScan in the majority of our applications, however, there are several other companies that make similar cameras, such as OKI corporation of Japan. Fingerprint scanners produced by UltraScan, Inc. are also under consideration.

Software Suppliers
     We primarily use software based on Oracle database products designed by Dimensia Inc. of Hawaii.

Sales and Marketing
      Initially, the Company, through its officers, directors and key consultants, plans to start pilot programs in strategic markets with corporate partners such as Toyota Tsusho and Litton Data Systems and upon the success of these programs, plans will be to set up Strategic Alliances with these and other highly visible and well known vendors throughout the world.

Strategic Alliances
     Our success will be dependent in part upon a number of strategic relationships that we intend to enter into. At present, we have not established relationships with any particular entity, however, we are in discussions with several large companies, both locally and internationally. The amount and timing of resources which future strategic partners devote to assisting us will not be within our control. There can be no assurance that strategic partners will perform their obligations as expected or that any revenue will be derived from strategic arrangements. If any of our strategic partners breaches or terminates an agreement with us or otherwise fails to conduct its collaborative activities in a timely manner, the development, commercialization or marketing of the product which is the subject of the agreement may be delayed and we may be required to undertake unforeseen additional responsibilities or to devote additional resources to development, commercialization or marketing of our products.

     The inability to enter into strategic relationships or the failure of a strategic partner to perform its obligations could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to negotiate acceptable strategic agreements in the future, that the resulting relationships will be successful or that we will continue to maintain or develop strategic relationships or to replace strategic partners in the event any such relationships are terminated. Our failure to maintain any strategic relationship could materially and adversely affect our business, financial condition and results of operations. We are currently in negotiations with IriScan and UltraScan to determine the terms under which we have access to their respective biometric technology.

Customer Support
     In addition to ongoing client prospecting and product demonstrations through direct sales, a satisfied customer is one of the most cost-effective sales tools for our systems is a satisfied customer. Our customers will generally require significant support and training with respect to our products, particularly in the initial deployment and implementation stage. We intend to provide support via telephone, teleconference or on-site visits, and anticipate hiring additional staff as our customer base grows. Next to product quality and ease of use, we will always place customer satisfaction and technical support as its highest marketing priorities. However, we have limited experience with widespread deployment of products to a diverse customer base, and there can be no assurance that we will have adequate personnel to provide the levels of support that our customers may require during initial product deployment or on an ongoing basis. An inability to provide sufficient support to our customers could delay or prevent the successful deployment of our products. Failure to provide adequate support could have an adverse impact on our reputation and relationship with its customers, could prevent us from gaining new customers and could have a material adverse effect on our business, financial condition or results of operations.

Competition
     We compete indirectly with certain companies which utilize biometrics in related fields, such as Sony Corporation and Lockheed Martin Corporation, which have biometric systems on the market that are in current use. Other companies, such as NEC Technologies, have biometric fingerprint identification systems on the market for physician identification when accessing computerized patient information rather than a specific patient file. IriScan Inc. may elect to retain the right to offer IriScan recognition systems in the medical field either directly or through vendors other than to us who then may compete with us.

     Because we are not a testing laboratory we do not compete with laboratory companies.

Developing and Changing Market
     The market for archiving of medical data management is continually evolving and is highly dependent upon changes in the regulation arena. Concern for privacy appears to be a favorable development for us. Changes in technology and regulatory processes, however, may affect the demand our products, which in turn may cause existing companies in other product lines to shift their emphasis to products similar to our services and products, thus increasing the competition.

Intellectual Property
     Two U.S. patents are currently licensed exclusively to us (U.S. 5,876,926 [PCT/ US98/16435] and 5, 897, 989 [PCT/US97/08015]) from our
Chairman, James E. Beecham, MD. The Exclusive Licensee Territorial Agreement is for the territory of the United States with provisions for expansion of the licensed territory on a 1st right basis under terms and conditions relating to payment of patent fees, use of the license and payment of royalties. These U.S. licenses are exclusive and non-revocable for the term until May 14, 2008 assuming compliance of the parties with the terms. Pursuant to the License Agreement, a fee will be paid to Dr. Beecham in the form of a royalty of three percent (3%) of the first $10 million gross revenues to us from the manufacture, use, sale or operation of the Products and Services, two percent (2%) of gross revenues which exceed $10 million but are less than $25 million and one percent (1%) of gross revenues which exceed $25 million. Dr. Beecham has also agreed to extend the patent licenses for us for these two U.S. patents for an additional eight (8) years depending on performance. We consider these licensed patents to be valuable and of substantial commercial benefit.

      We also seek to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors and strategic partners. There can be no assurance that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies.

     By virtue of his agreement with us, Dr. Beecham is under no obligation to assign or license to us any additional patents he may receive beyond the initial two U.S. patents already licensed by us. A first rights of license provision for additional patents by Dr. Beecham in the area of medical biometrics is in place in exchange for our promise to provide funds to underwrite the costs of additional patent filings and prosecution. There can be no assurance that any patents, federal trademarks or services marks will be granted, additional patents will be licensed or that the licensed patents, although issued by the Patent and Trademark Office, can be defended or will permit substantial protection for our services or products.

U.S. Government Approvals
     The United States Food and Drug Administration (the "FDA"), is the most stringent regulatory agency for medical devices and claims and may have jurisdiction over one or more of our services and products. Exemptions exist for non-diagnostic and non-treatment data archiving system. We expect that biometric-based information systems that provide archival non-diagnostic, non-treatment data, will be exempt. However, there can be no guarantee that the governmental regulations will not change in the future. Governmental guidelines for universal and special precautions for handling infectious disease material do not apply to us since we are a medical education and data storage, retrieval and dissemination service. Neither can there be a guarantee that our products or services can successfully compete with those of other competitors, or that the protection provided by the U.S. patents licensed by us will be successful in preventing competitors from offering services or products similar ours. We further believe that certain of our products and services may not qualify for exemption without FDA pre-market approval. FDA approval should be expedited by our plans to utilize consultants familiar with FDA procedures. There can be no guarantee, however, that these approvals will be received in an expeditious manner. The overseas markets vary in regulatory oversight country by country.

Foreign Government Approvals
      The Company and its products may be subject to foreign regulation regarding export restrictions and controls on technology such as that incorporated into the Company's products. Additional approvals from foreign regulatory authorities may be required, and there can be no assurance that the Company will be able to obtain foreign approvals on a timely basis or at all, or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals. In Europe, the Company will be required to obtain certifications necessary to enable the "CE" mark to be affixed to the Company's products in member countries of the European Union. The CE mark is an international symbol of quality and complies with applicable European medical device directives. The Company has not yet obtained this CE certification. Failure to comply with foreign regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the increasing demand for biometric systems has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers.

      Many countries in which the Company currently intends to operate either do not currently regulate devices similar to the Company's or have minimal registration requirements; however, these countries may develop more extensive regulations in the future that could adversely affect the Company's ability to market its products in such countries. In addition, significant costs and requests by regulators for additional information may be encountered by the Company in its efforts to obtain regulatory approvals. Any of such events could substantially delay or preclude the Company from marketing its products in the U.S. or internationally. Failure to comply with applicable regulatory requirements can result in loss of previously received approvals and other sanctions and could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     Additionally, the Company and its agents will be subject to compliance with the Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), which prohibits the promise or payments of any money, remuneration or other items of value to foreign government officials, public office holder, political parties and others with regard to the obtaining or preserving commercial contracts or orders. The FCPA imposes on SEC reporting companies certain accounting and internal control requirements, with which the Company intends to comply, insofar as applicable to the Company. Violation of the FCPA may result in corporate fines of up to $1,000,000 per offense and fines and/or imprisonment for convicted corporate officers of up to $10,000 and five years imprisonment. Although the Company will make every effort to comply with all such statutes and regulations, inadvertent non-compliance could result in legal actions against the Company and consequent impairment of its ability to conduct business and these restrictions may hamper the Company in its marketing efforts abroad.

Risks Associated with International Sales
      A number of risks are inherent in international operations and transactions. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in staffing, coordinating and managing international operations. Additionally, our business, financial condition and results of operations may be adversely affected by fluctuations in international currency exchange rates as well as constraints on our ability to maintain or increase prices. The international nature of our business subjects us and our representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which they operate or in which our products are sold. The regulation of medical devices in a number of such jurisdictions, particularly in the European Economic Area, continues to develop and there can be no assurance that new laws or regulations, or new interpretations of existing laws and regulations, will not have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the U.S. There can be no assurance that we will be able to successfully further commercialize our current products or successfully commercialize any future products in any international market.

Risks Associated with Acquisitions
      The integration of any acquisitions will require special attention from management, which may temporarily distract its attention from the day-to-day business of the Company. Any acquisitions will also require integration of the Company's product offerings and coordination of research and development and sales and marketing activities. Furthermore, as a result of acquisitions, the Company may enter markets in which it has no or little direct prior experience. There can also be no assurance that the Company will be able to retain key technical personnel of an acquired company or recruit new management personnel for the acquired businesses, or that the Company will, or may in the future, realize any benefits as a result of such acquisitions. Acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of debt, one-time acquisition charges and amortization expenses related to goodwill and intangible assets, each of which could be significant and could materially adversely affect the Company's financial condition and results of operations. In addition, the Company believes that it may be required to expand and enhance its financial and management controls, reporting systems and procedures as it integrates acquisitions. There can be no assurance that the Company will be able to do so effectively, and failure to do so when necessary would have a material adverse effect upon the Company's business, financial condition and results of operations.

Employees
      As of December 31, 1998, we had 4 employees and 10 consultants. All employees are located at our headquarters in Las Vegas. None of our employees are subject to any collective bargaining agreement.

      Our proposed personnel structure can be divided into three broad categories: management and professional, administrative, and project personnel. As in most small companies, the divisions between these three categories are somewhat indistinct, as employees are engaged in various functions as projects and work load demands.

     We are dependent upon the services of James E. Beecham, MD, Chairman of the Company, Thomas Yokoyama, President, Robert Nikoley, Chief Financial Officer, and Karen Cavallaro, Vice President of Public Relations. Our future success also depends on our ability to attract and retain other qualified personnel, for which competition is intense. The loss of Dr. Beecham, Mr. Yokoyama, Mr. Nikoley or Ms. Cavallaro, or our inability to attract and retain other qualified employees, could have a material adverse effect on us. See "Management".

Risks Associated with Year 2000 Problem
     In less than one year, computer systems and/or software used by many companies may need to be upgraded to accept four digit entries to distinguish 21st century dates from 20th century dates. As is the case with most other companies using computers in their operations, we recognize the need to ensure that our operations will not be adversely impacted by software and/or system failures related to such "Year 2000" noncompliance. Within the past twelve months, we have been upgrading components of our own internal computer and related information and operational systems and continues to assess the need for further system redesign and believe we are taking the appropriate steps to ensure Year 2000 compliance. Based on information currently available, we believe that the costs associated with Year 2000 compliance, and the consequences of incomplete or untimely resolution of the Year 2000 problem, will not have a material adverse effect on our business, financial condition and results of operations in any given year.

     However, even if our internal systems are not materially affected by the Year 2000 problem, our business, financial condition and results of operations could be materially adversely affected through disruption in the operation of the enterprises with which we interact. We have attempted to generate a strategy toward Y2K compliance which combines our proprietary technology and products with "best of class" technology which takes advantage of the superior quality of components which are Y2K compliant. To that end, we have obtained a letter from IriScan confirming that their products are Y2K compliant. There can be no assurance that third party computer products used by us are Year 2000 compliant. Further, even though we believe that our current products are Year 2000 compliant, there can be no assurance that under actual conditions such products will perform as expected or that future products will be Year 2000 compliant.

     Any failure of our products to be Year 2000 compliant could result in the loss of or delay in market acceptance of our products and services, increased service and warranty costs to us or payment of compensatory or other damages which could have a material adverse effect on our business, financial condition and results of operations.

Additional Information
     We intend to provide an annual report to stockholders, and to make quarterly reports available for inspection by stockholders. The annual report will include audited financial statements.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. For further information, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at (http://www.sec.gov). We maintain a website at www.adcx.com.

  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS

                 The Following discussion should be read in conjunction with, and is qualified in its entirety by the Financial Statements section included elsewhere herein.

     With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, the date of introduction or completion of the Company's products, projections concerning operations and available cash flow. The Company's actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements and the related notes thereto appearing elsewhere herein.

Overview
     The Company, which was organized in November 1996, is a Development Stage Enterprise, engaged in the business of marketing services and products related to the management of data based on biometric individual identification. The Company has a limited operating history and has not generated revenues from the sale of any products. The Company recently installed its first product in the Las Vegas Family Court system, which we believe will commence generating revenues by year end 1999. Until the installation of the system in Las Vegas, the Company's activities have been limited to the development of prototypes, licensing U.S. patents, evaluating biometric equipment and analyzing the market conditions for the proprietary services and products. Consequently, the Company has incurred the expenses of start-up and patent licensing. Future operating results will depend on many factors, including the ability of the Company to raise adequate working capital, demand for the Company's services and products, the level of competition and the Company's ability to satisfy governmental regulations and deliver company services and products while maintaining quality and controlling costs. The Company's financial statements have been prepared assuming the Company will continue as a going concern.

Results of Operations
     Period from November 15, 1996 (Inception) to December 31, 1998

      The first years of existence for the Company achieved three main goals; The formation of the Company's organization to pursue its business strategy, development of a production model and achieving the public company status to assist in funding the Company's objectives.

      Revenues. The Company is a development stage enterprise as defined in Statement of Financial Accounting Standards- No. 7, and has yet to generate any revenues. The Company is devoting substantially all of its present efforts to: (1) developing its medical data management products and systems, (2) developing its market, and (3) obtaining sufficient capital to commence full operations.

      General and Administrative. General and administrative, legal and consulting expenses for the period from November 15, 1996 to December 31, 1998 were $151,560.

      Research and Development. Research and Development expenses were $86,784 for the period from November 15, 1996 to December 31, 1998.

      Net losses for the Company were $158,227 for the year ended December 31, 1998 as compared to net losses of $84,032 for the year ended December 31, 1997, a 47% increase. This increase was the result of increasing activity and related additional expenses incurred in research and development and additional administrative expenses associated with being a development stage enterprise.

Liquidity and Capital Resources
     The receipt of funds from Private Placement Offerings and loans obtained through private sources by the Company are anticipated to offset the near term cash requirements of the Company. Since inception, the Company has financed its cash flow requirements through debt financing, issuance of common stock, and minimal cash balances. As the Company expands its medical data management activities, it may continue to experience net negative cash flows from operations, pending receipt of sales revenues, and will be required to obtain additional financing to fund operations through common stock offerings and bank borrowings, to the extent available, or to obtain additional financing to the extent necessary to augment its working capital.

      Over the next twelve months, the Company intends to develop its revenues by releasing its products under development to its target markets. However, the Company will continue the research and development of its products, increase the number of its employees, and expand its facilities where necessary to meet product development and completion deadlines. The Company believes, that existing capital and anticipated funds from operations will not be sufficient to sustain operations and planned expansion in the next twelve months. Consequently, the Company will seek additional financing in order to pursue the Company's plan of operations. It is unknown whether such additional funds will be available or that, if available, such additional funds will be on terms acceptable to the Company.

      The Company will be required to seek additional capital in the future to fund growth and expansion through additional equity or debt financing or credit facilities. No assurance can be made that such financing would be available, and if available it may take either the form of debt or equity. In either case, the financing could have a negative impact on the financial condition of the Company and its Shareholders.

     The Company anticipates that it will incur operating losses in the next twelve months. The Company's lack of operating history makes predictions of future operating results difficult to ascertain. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as bio-medical. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, obtain a customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and products, provide superior customer services and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so can have a material adverse effect on the Company's business prospects, financial condition and results of operations.

     Initial financing is only to provide funds to prove the business concept, to finish the development of the software, and to install the first prototype system. Additional funds will be necessary to take the products to market. The Company hopes to enter into additional funding arrangements through strategic partnerships, merger, equity offering or debt offering. Nothing has been secured as of this time.

Costs Associated with Year 2000 Problem
      The Company has incurred minimal expenses associated with the Year 2000 Problem. As a result the Company being a Development Stage Enterprise, the Company's computer equipment is being purchased as Year 2000 compliant, where possible.

ITEM 3. DESCRIPTION OF PROPERTY

      The Company's main offices are located at 4340 So. Valley View, Las Vegas, Nevada. The facility is a leased 2,300 square foot facility utilized in the following manner: a) administrative offices, b) professional offices, c) storage, and d) developmental laboratory. These headquarters are adequate for marketing throughout the United States. The Company anticipates it may require additional space in the future, but anticipates no difficulty in obtaining such space in its immediate vicinity at favorable rates. The Company pays rent at the rate of $2,680.29 per month. The Company has other tangible property, including computer equipment, proprietary software and biometric prototype.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners.
      The following table sets forth certain information as of March 31, 1999 with respect to the beneficial ownership of common stock by (i) each person who to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the Outstanding common stock, (ii) each director of the Company and (iii) all executive offices and directors of the Company as a group.

     Name of Beneficial Owner (1)              Number           Percent
                                             of Shares         Of Class
James E. Beecham, MD                              8,000,000          63%
Thomas Yokoyama                                   1,000,000           8%
Robert Nikoley                                      300,000           2%
Nikoley Family Ltd. Partnership (3)                 100,000           1%
Karen Cavallaro                                      47,500           0%
William M. Somers, OD                               100,000           1%
                                             --------------   ---------
All Directors & Officers as a Group               9,547,500          75%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.
(2)  Figures are rounded to the nearest percentage.
(3) Robert Nikoley, Treasurer and Chief Financial Officer of the Company, is a beneficial owner of this limited partnership.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

          Name            Age                     Title
James E. Beecham, MD      51    Chairman of the Board
Thomas M. Yokoyama        61    President, Director
Robert Nikoley            59    Treasurer, Chief Financial Officer
Karen Cavallaro           29    Secretary, Vice President of Public
                                Relations
William M. Somers, OD     53    Director

Duties, Responsibilities and Experience

James E. Beecham, MD. Founded Anonymous Data Corporation and as served as Chairman of the Board since inception in November of 1996. From 1990 to present Dr. Beecham has been a Physician/Pathologist at Laboratory Medicine Consultants Laboratories, Inc. Dr. Beecham served as Vice President of Laboratory Medicine Consultants Laboratories, Inc., a full service medical laboratory located in Las Vegas, Nevada from its inception until it's sale in 1997. Dr. Beecham is a member of the Board of Directors and full partner in Laboratory Medicine Consultants, Ltd., a medical practice consisting of 12 pathologists located in Las Vegas, Nevada. Dr. Beecham received his medical degree from the University of Florida School of Medicine in 1973. He has been engaged in the full time practice of medicine in the specialty of Pathology since his completion of a residency at the University of North Carolina and University of Washington in 1978. Dr. Beecham spends approximately 25% of his time on ADC related activities.

Thomas M. Yokoyama has served as President and Director of Anonymous Data Corporation since January, 1999, where Tom currently works full time. From 1993 until January, 1999 Mr. Yokoyama was president of Laser Barcode Solutions, Inc. He received his undergraduate degree in Banking and Finance from the University of Hawaii and his MBA from Pepperdine University in Los Angeles. Mr. Yokoyama worked for IBM Corporation for over 28 years, working as a Programmer, Marketing Manager, Senior Instructor, and Senior Advisor in IBM World Trade Headquarters in Tokyo,
Japan. He subsequently joined Symbol Technologies in Tokyo as Senior Executive Vice President of Olympus-Symbol, a joint venture between Olympus Camera Company of Japan and Symbol Technologies, Inc. of the United States.

Robert Nikoley, CPA has served as Treasurer since November, 1998 and Chief Financial Officer since December 16, 1997 of Anonymous Data Corporation. From 1994 until present Mr. Nikoley has been owner/manager of Desert Business Services, an accounting firm. Mr. Nikoley is a graduate of Mankato State University in Minnesota. Mr. Nikoley is a Certified Public Accountant and previously was a partner with Deloitte, Haskins & Sells.

Karen Cavallaro has served as Vice President of Public Relations since July 1, 1998 for Anonymous Data Corporation and corporate Secretary since November, 1998. From 1997 through 1998 Ms. Cavallaro was a transcriptionist at Laboratory Medicine Consultants. From 1995 through 1997 Ms. Cavallaro was the office manager for Parks, Ritzlin and Sohn, Ltd., a medical practice. From 1994 through 1995 Ms. Cavallaro was a customer service representative with Nevada Environmental Laboratories. She received her undergraduate degree in Biology from the University of Nevada, Reno in 1993.

William M. Somers, OD has served as Director of Anonymous Data Corporation since November, 1998. From 1994 until present William Somers, a Doctor of Optometry has maintained a full time optometry practice in Las Vegas, Nevada. He has held numerous committee positions throughout his career including the Medicare Carrier Advisory Committee, the Nevada chapter of the American Optometric Association and advisory board committee member and spokesman for Vistakon (Johnson & Johnson contact lenses). He received his optometry degree from the Southern California College of Optometry.

ITEM 6.  EXECUTIVE COMPENSATION

      The following table sets forth the cash compensation of the Company's executive officers and directors during each of the fiscal years since inception of the Company. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance and other benefits provided to such individual that are extended in connection with the conduct of the Company's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $50,000 or 10% of such officer's cash compensation.

Summary Compensation Table
                                                           Long Term
                          Annual Compensation             Compensation

Name and Principal                        Other Annual  Restrict
     Position       Year  Salary   Bonus  Compensation     ed     Options
                                                         Stock
                                                          (2)
James  E.  Beecham  1996      -0-   N/A       N/A        $27,000    N/A
(1)

James E. Beecham    1997      -0-   N/A       N/A         N/A       N/A

James E. Beecham    1998      -0-   N/A       N/A         N/A       N/A
Thomas Yokoyama     1998   $3,000   N/A       N/A       $100,000    N/A
Karen Cavallaro     1998  $31,260   N/A       N/A         $4,750    N/A
Robert Nikoley      1998   $2,250   N/A       N/A        $10,000    N/A
William M. Somers   1998      -0-   N/A       N/A        $10,000    N/A

(1) Beecham also had the right to purchase 6,000,000 shares of restricted stock in the Company at $.02 per share as the result of his Pre-Incorporation Agreement with the Company.

(2)  Restricted shares issued at a value of $.10 per share.

Compensation of Directors

     All directors will be reimbursed for expenses incurred in attending Board or committee meetings.

Stock Option Plan and Non-Employee Directors' Plan

     The following descriptions apply to stock option plans which the Company has adopted; however, no options have been granted as of this date.

     The Company reserved for issuance an aggregate of 1,500,000 shares of common stock under a Stock Option Plan (the "Stock Option Plan") and Non-Employee Directors' Plan described below (the "Directors' Plan") which has been adopted by the Company. These plans are intended to encourage directors, officers, employees and consultants of the Company to acquire ownership of common stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for the continued success and growth of the Company, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to the Company in the future.

Stock Option Plan

     Officers (including officers who are members of the Board of Directors), directors ((other than members of the Stock Option Committee (the "Committee") to be established to administer the Stock Option Plan and the Directors' Plan)) and other employees and consultants of the Company and its subsidiaries (if established) will be eligible to receive options under the planned Stock Option Plan. The Committee will administer the Stock Option Plan and will determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised. No options may be granted more than ten years after the date of the adoption of the Stock Option Plan.

     Unless the Committee, in its discretion, determines otherwise, non-qualified stock options will be granted with an option price equal to the fair market value of the shares of common stock to which the non-qualified stock option relates on the date of grant. In no event may the option price with respect to an incentive stock option granted under the Stock Option Plan be less than the fair market value of such common stock to which the incentive stock option relates on the date the incentive stock option is granted.

     Each option granted under the Stock Option Plan will be exercisable for a term of not more than ten years after the date of grant. Certain other restrictions will apply in connection with this Plan as to when some awards may be exercised. In the event of a change of control (as defined in the Stock Option Plan), the date on which all options outstanding under the Stock Option Plan may first be exercised will be accelerated. Generally, all options terminate 90 days after a change of control.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pre-Incorporation Agreement. On the 1st of November, 1996, the Company entered into an agreement with James Beecham, MD, wherein Beecham agreed to provide exclusively to the Company an option to enter into a formal License Agreement. The Pre-Incorporation Agreement provided that James Beecham would receive 6,000,000 shares of common stock at a price to Beecham of $0.02 per share to be paid over two years. The agreement recited that the option was the only asset of the to be formed corporation.

License Agreement. On May 14 1998, the Company entered into an "Exclusive Licensee Territorial Agreement" for two U.S. patents relating to medical biometrics with Dr. James Beecham, Chairman of the Company, in exchange for future royalties in the amount of three percent (3%) of the first $10 million gross revenues to the Company from the manufacture, use, sale or operation of the Products and Services, two percent (2%) of gross revenues which exceed $10 million but are under $25 million and one percent (1%) of gross revenues which exceed $25 million. A disinterested Company senior management official approved the agreement which was then ratified by the Board of Directors. The Company believes the agreement is commercially reasonable and generally equivalent to what a third party would receive with no affiliation.

Memorandum  of  Understanding. In November  1998,  the  Company  signed  a
Memorandum of Understanding with Laser Barcode Solutions, Inc. ("LBS"), wherein LBS agreed to provide the Company with all pertinent contract terms relating to bar code equipment of interest to the Company. In addition, LBS will provide bids on bar code equipment to the Company, and LBS will make available barcode equipment for the Company to purchase at a price that equally divides the LBS Value Added Reseller discount between LBS and the Company. Thomas Yokayama, President of the Company, is a principal of Laser Barcode Solutions, Inc.

Office Lease Agreement. In November 1998, the Company agreed to sublease part of its Office Space to Laser Barcode Solutions, Inc. for $500 per month. The term of the lease is for three (3) years.

ITEM 8.  LEGAL PROCEEDINGS

      The Company is not presently a party to any litigation, nor to the knowledge of management is any litigation threatened against the Company, which would materially affect the Company.

ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Prior to this filing there has not been a public market for the Company's common stock, and there can be no assurance that a public market for the common stock will develop or be sustained after this filing. The future trading price of the Company's common stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcement of technological innovations or new products by the Company or its competitors, and other events or factors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations that have had a substantial effect on the market prices for many emerging growth companies, which may be unrelated to the operating performance of the specific companies.

     The Company's shares of common stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and with the exception of certain shares issued pursuant to Regulation D-504, are "restricted securities." Rule 144 of the Act provides, in essence, that holders of restricted securities for a period of one year (unless an affiliate of the Company) may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Affiliates may be required to hold for two years. Non-affiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. A total of 842,450 shares were sold pursuant to Rule 504 and are unrestricted. 11,839,600 shares of the Company's common stock fall under Rule 144. Sales of shares of common stock under Rule 144 may have a depressive effect on the future market price of the Company's common stock, should a public market develop for such stock. Such sales might also impede future financing by the Company.

      Since its inception in 1996, the Company has not paid cash dividends on its common stock. It is the present policy of the Company not to pay cash dividends and to retain any future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefor, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deems relevant.

      As of March 4, 1999 there were approximately 132 common stock Shareholders of record.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

In March of 1999, the Company completed and closed an exempt private placement of securities of 842,450 shares of unrestricted common stock, pursuant to Rule 504, at a price of $1.00 per share for a total of $842,450.

In the first quarter of 1999, the Company issued 2,902,100 additional restricted common shares for services at $290,210 or $.10 per share.

ITEM 11.  DESCRIPTION OF SECURITIES

Common Stock

     The Company's Articles of Incorporation authorizes the issuance of 100,000,000 shares of common stock, $0.001 par value per share, of which 12,682,050 shares were outstanding as of the date of this filing. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders and have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock
      The Company's Articles of Incorporation authorizes the issuance of 25,000,000 shares of preferred stock, $0.001 par value per share, of which no shares were outstanding as of the date of this filing. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Certificate of Incorporation and limitations imposed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders.

      One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above may adversely affect the rights of holders of common stock. For example, Preferred stock issued by the Company may rank prior to the common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common Stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common Stock at a premium or may otherwise adversely affect the market price of the common stock.

     The Company has no plans to issue Preferred Stock.

Transfer Agent
      The transfer agent for the common stock is Pacific Stock Transfer, 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Articles of Incorporation for the Company do contain provisions for indemnification of the officers and directors; in addition, Section 78.751 of the Nevada General Corporation Laws provides as follows:

78.751 Indemnification of officers, directors, employees and agents; advance of expenses.
     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.
     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
     (a)  By the stockholders:
     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to act, suit or proceeding;
     (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
     (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot to obtained, by independent legal counsel in a written opinion; or
     5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law.
     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
   (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection
    5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his or her act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
     (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ITEM 13.  FINANCIAL STATEMENTS

The financial statements of the Company, audited by the Accounting Firm of Piercy, Bowler, Taylor & Kern, required by Regulation S-X commence on page 1 hereof in response to this Part 13 of this Registration Statement on Form 10SB and are incorporated herein by this reference.

Audited Financial Statements of Anonymous Data Corporation

     Independent Auditors' Report                                     1

     Balance Sheet as of December 31, 1998                            2

     Statements of Operations from inception (November 15, 1996)
     to December 31, 1998                                             3

     Statements of Changes in Stockholders' Equity from inception
     (November 15, 1996) to December 31, 1998                         4

     Statements of Cash Flows from inception (November 15, 1996)
     to December 31, 1998                                             5

     Notes to Financial Statements                                    6-7

   INDEPENDENT AUDITORS' REPORT
                                        In   our   opinion,  the  financial
Board of Directors                      statements   referred   to    above
Anonymous Data Corporation              present  fairly,  in  all  material
Las Vegas, Nevada                       respects, the financial position of
                                        Anonymous  Data Corporation  as  of
We  have audited the balance  sheet     December  31, 1998, its results  of
of Anonymous Data Corporation (a operations and its cash flows for development stage enterprise) as of the period from inception (November December 31, 1998, and the related 15, 1996) and for each of the two statements of operations, years then ended, in conformity stockholders equity and cash flows with generally accepted accounting
for   the   period  from  inception     principles.
(November 15, 1996) to December 31,
1996 and for each of the two years The accompanying balance sheet has then ended. These financial been prepared assuming that the statements are the responsibility Company will continue as a going of the Company's management. Our concern. As discussed in Notes 1 responsibility is to express an and 4, the Company's ability to opinion on these financial commence operations and realize its
statements based on our audit.          investments in intangible assets is
                                        dependent   upon   the   successful
We conducted our audit in completion of its equipment and accordance with generally accepted software development and obtaining auditing standards. Those standards additional sources of capital. require that we plan and perform These conditions raise substantial
the   audit  to  obtain  reasonable     doubt  as to the Company's  ability
assurance    about   whether    the     to  continue  as  a going  concern.
financial statements are free of Management's plans in regard to material misstatement. An audit this matter are described in Notes includes examining, on a test 1 and 4. The financial statements basis, evidence supporting the do not include any adjustments that
amounts  and  disclosures  in   the     might  result from the  outcome  of
financial  statements.   An   audit     this uncertainty.
also    includes   assessing    the
accounting  principles   used   and
significant   estimates   made   by
management,  as well as  evaluating     /s/ PIERCY, BOWLER, TAYLOR & KERN
the   overall  financial  statement
presentation.  We believe that  our     January 26, 1999
audit  provides a reasonable  basis
for our opinion.                        March 4, 1999, as to Note 7


ANONYMOUS DATA CORPORATION
(A Development Stage Enterprise)
BALANCE SHEET
DECEMBER 31, 1998


ASSETS
Current assets:
Cash                                                             $  13,793
Prepaid expense                                                      1,000
                                                                 ---------
                                                                    14,793
                                                                 ---------
Equipment,  including  equipment  subject  to  lease   purchase
obligation                                                          22,741
Less accumulated depreciation                                      (9,762)
                                                                 ---------
                                                                    12,979
                                                                 ---------
Other assets:
Unamortized patent costs                                            60,638
Deferred offering costs                                            144,000
                                                                 ---------
                                                                   204,638
                                                                 ---------
                                                                 $ 232,410
                                                                 =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                       $      7,319
  Lease purchase obligation, all current                             5,246
                                                              ------------
                                                                    12,565
                                                              ------------
Stockholders' equity:
  Common stock, $.001 par, 100,000,000 shares authorized,
   9,169,000 issued and outstanding                                  9,169
  Preferred stock, $.001 par, 25,000,000 shares authorized,
   none issued and outstanding
  Additional paid-in capital                                       463,135
                                                              ------------
                                                                   472,304

  Deficit accumulated during development stage                   (252,459)
                                                               -----------
                                                                   219,845
                                                              ------------
                                                              $    232,410
                                                              ============

See notes to financial statements.

ANONYMOUS DATA CORPORATION
(A Development Stage Enterprise)
STATEMENT OF OPERATIONS


                                          From
                                       inception
                                        November     Year ended December
                                          15,                31,
                                           to
                                        December
                                          31,         1997         1998
                                          1996
Expenses:
Research and development                      200      33,166       53,418
Administrative                             10,000      49,116       92,444
Depreciation                                            1,750        8,012
Interest                                                             4,353
                                         --------    --------     --------
Net loss                                 (10,200)    (84,032)    (158,227)
                                         ========    ========    =========
Loss per share                             (.002)      (.001)       (.020)
                                         ========    ========    =========
Weighted average number of              6,006,444   7,591,250    7,940,990
shares outstanding                      =========   =========    =========

See notes to financial statements.

ANONYMOUS DATA CORPORATION
(A Development Stage Enterprise)
STATEMENT OF STOCKHOLDERS' EQUITY

                                                       Deficit
                                                     accumulate
                                Additiona    Stock        d
                Common stock        l      Subscript   during
                                 paid-in      ion    developmen    Total
                                 capital   receivabl      t
                                               e        Stage



              Shares      Par
                         value
Common
shares
issued in
1996 to:
Officer for  6,000,000   $6,000  $114,000                         $120,000
expenses

Employee        10,000       10       190                              200
for
services

Less
founding                                   (105,700)             (105,700)
shareholder
stock

Subscriptio
n
receivable

Net loss
for period
from
inception
 to                                                    ($10,200)  (10,200)
December
31, 1996   -----------   ------  --------  ---------   ---------  --------

Balances,    6,010,000    6,010   114,190  (105,700)    (10,200)     4,300
December
31, 1996

Common
shares
issued in
1997 to:

Officer/dir  1,000,000    1,000    19,000                           20,000
ector
Employees
for:

Services       225,000      225     4,275                            4,500

Cash           175,000      175     3,325                            3,500

Consultants    325,000      325     6,175                            6,500
for
services

Proceeds
from
founding                                      68,864                68,864
shareholder
Stock
subscriptio
n
receivable

Net loss                                                (84,032)  (84,032)
for 1997   -----------  -------  --------  ---------  ---------  ---------

Balances,    7,735,000    7,735   146,965   (36,836)    (94,232)    23,632
December
31, 1997

Common
shares
issued in
1998 to:
Officer/dir    730,000      730    73,924                           74,654
ector for
expenses
Officers       210,000      210     4,790                            5,000
and
directors
for
services
Employees       27,500       28     1,722                            1,750
for
services
Consultants    373,200      373   142,527                          142,900
for
services
Others for      93,300       93    93,207                           93,300
cash
Proceeds
from
founding                                      36,936                36,836
shareholder
Stock
subscriptio
n
receivable

Net loss                                               (158,227) (158,227)
for 1998    ---------   -------  --------  ---------  ---------- ---------

Balances,    9,169,000   $9,169  $463,135         $0  ($252,459)  $219,845
December
31, 1998  ============   ======  ========  =========  =========   =========

See notes to financial statements.

ANONYMOUS DATA CORPORATION
(A Development Stage Enterprise)
STATEMENT OF CASH FLOWS

                                            From
                                         Inception
                                          November
                                            15,       Year ended December
                                             To               31,
                                          December
                                            31,
                                            1996       1997        1998
Cash Flows from operating activities:
  Net loss                                ($10,200)  ($84,032)  ($158,227)
   Depreciation                                          1,750       8,012
   Expenses primarily by founding
shareholder                                     200     31,000      40,304
      exchange for stock
   Change in operating assets:
    Increase in prepaid expenses                                   (1,000)
   Change in operating liabilities:
    Increase in accounts payable and
    accrued expenses                                                7,319
    expenses                            -----------  ---------  ----------
  Net cash used in operating activities    (10,000)   (51,282)   (103,592)
                                        -----------  ---------  ----------

Cash flows used in investing activities:
  Purchase of equipment                       (500)    (8,249)     (8,746)
  Payment of patent cost                    (3,800)     (4,748    (52,090)
Payment of deferred offering costs                                (10,000)
                                        ----------   ---------   ---------
 Net cash used in investing activities      (4,300)   (12,997)    (70,836)
                                        ----------   ---------   ---------

Cash flows from financing activities:
  Proceeds from founding shareholder
stock subscription receivable                14,300     68,864      36,836
  Sale of common stock                                   3,500      93,300
  Advances from founding shareholder
    Exchanged for stock                                             50,000
                                        -----------  ---------   ---------
  Net cash provided by financing             14,300     72,364     180,136
                                        -----------  ---------   ---------
activities

  Increase (decrease) in cash                            8,085       5,708

Balance, beginning of period                                         8,085
                                         ----------   --------   ---------
Balance, end of period                   $              $8,085     $13,793
                                         ==========   ========   =========
Non-cash financing and investing
activities
  Exchange of stock for offering costs                            $134,000
                                                                 =========
  Equipment purchased through lease
    purchase obligation                                             $5,246
                                                                 =========

See notes to financial statements.

ANONYMOUS DATA CORPORATION
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS
                                        of 5 years.
1.       Summary   of   significant
 accounting policies:

Nature  of  business.  The  Company
was   incorporated,  November   15,
1996,  in  the State of Nevada  for
the purpose of developing equipment
and  related software to store  and
retrieve data of medical laboratory
testing.  As of December 31,  1998,
the  Company  remains a development
stage  enterprise in the  phase  of
testing its technical equipment and
software.  Its emphasis is  in  the
area  of  research and  development
funded by proceeds from the sale of
common stock and, therefore, it has
not commenced business operations.

The  Company's ability to  complete
certain   research   projects    is
dependent upon obtaining additional
equity  or  debt  financing.   This
condition could prevent the Company
from       commencing      business
operations.  The  Company's  future
operations  also could be  affected
by  adverse  changes in  local  and
national economic conditions.  (See
Note 4.)

The  Company plans to raise capital
by  offering its common  stock  for
sale  to  investors through private
placement  or  through registration
with  the  United States Securities
and  Exchange Commission under  the
Securities  Act of  1933.   At  the
present  time, the Company has  not
engaged    an    underwriter     or
identified any specific sources  of
capital.

Use     of    estimates.     Timely
preparation of financial statements
in    conformity   with   generally
accepted    accounting   principles
requires   management    to    make
estimates   and  assumptions   that
affect    reported   amounts    and
disclosures,  some  of  which   may
require revision in future periods.

Equipment,     depreciation     and
amortization. Equipment  is  stated
at    cost.     Depreciation    and
amortization  is  provided  by   an
accelerated   method    over    the
estimated useful live of the assets
                                        reseller discount between  LBS  and
Stock  compensation  awards.    The     the  Company.  The President of the
Company   has   adopted   Financial     Company,  is a principal  of  Laser
Accounting Standard Board Statement     Barcode Solutions, Inc.
No. 123, Accounting for Stock-Based
Compensation,      for      valuing
compensatory   stock   and   option
awards.

Patent costs.  Cost associated with
patents  pending are  deferred  for
future  amortization based  on  the
lives of patents to be granted.  In
the  event patent applications  are
denied  or  abandoned,  such  costs
will be written off.

Loss per share.  Loss per share  is
computed   based  on  the  weighted
average     number    of     shares
outstanding    for   the    periods
presented.

2.Related party transactions:

In  May  1998, Dr. James E. Beecham
(Chairman of the Board of Directors
and majority shareholder and former
president of the Company)  licensed
to    the    Company   the   rights
associated  with two  U.S.  Patents
pending.     The    licenses    are
irrevocable  until  May  14,  2008.
Dr.  Beecham  has  also  agreed  to
extend   the   licenses   for    an
additional  eight  years  depending
upon performance.  In consideration
for  the assignment of rights,  Dr.
Beecham  will receive a royalty  of
3%  of the first $10 million, 2% of
$10  to  $25  million,  and  1%  in
excess  of  $25  million  in  gross
revenues  to the Company  from  the
manufacture, use, sale or operation
of the products and services.

In   November  1998,  the   Company
signed     a     Memorandum      of
Understanding  with  Laser  Barcode
Solutions, Inc. (LBS), wherein  LBS
agreed to provide the Company  with
all    pertinent   contract   terms
relating  to bar code equipment  of
interest   to   the  Company.    In
addition, LBS will provide bids  on
bar  code equipment to the Company,
and   LBS   will   make   available
equipment   for  the   Company   to
purchase  at  a price that  equally
divides   the   LBS   value   added


3.Long-term debt:                       5.  Lease commitment:

Lease purchase obligation, for          The  Company subleases office space
 computer equipment, payable            under a term expiring December  31,
 monthly at $500, including             2000,  with an option to renew  for
 interest at 9.7%, through              an  additional three years.  Future
 November 1999          $5,246          annual  minimum lease payments  are
                                        $32,150.

 Less current portion    5,246          6.                     Stock option
                                        plan:
                        $    0
                                        The  Company adopted a stock option
4.                          Going concernplan which reserves for issuance an
 contingency:                           aggregate  of 1,500,000  shares  of
                                        common stock.  No options have been
The  Company's ability to  complete     granted to date.
its    equipment    and    software
development  is  dependent,   among     7.   Subsequent event:
other    things   such   as   those
discussed in Note 1, upon obtaining     Subsequent  to December  31,  1998,
additional    equity    or     debt     the    Company   issued   2,902,100
financing.  This  condition   could     additional   common   shares    for
prevent the Company from commencing     services valued at $290,210 or $.10
business  operations and continuing     per  share and sold 610,950  shares
as  a  going concern.  The  balance     for $610,950 or $1.00 per share.
sheet,  however, has been  prepared
assuming  the Company will continue
as a going concern, and it reflects
no  adjustments that  might  result
from    the   outcome    of    this
uncertainty.  However,  because  of
this  uncertainty,  no  effect  has
been given in the balance sheet  to
any  future  income tax benefit  of
the loss recorded to date.

Management    plans    to     raise
additional equity capital or obtain
debt  financing  to  complete   the
equipment  and obtain  the  related
patents.  Management  also  expects
that  the  Company's  medical  data
management     equipment,      when
completed,  will have a wide  range
of  applications in medical testing
programs.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

NONE

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

Exhibit                               Description
Number
(3)(i)*      Articles of Incorporation
             (a) Articles of Incorporation of Anonymous Data Corporation
             (a)(1)Articles  of  Incorporation, as  amended  for  Anonymous
                  Data Corporation, a Nevada corporation
             (a)(2)   Articles  of Incorporation, as amended for  Anonymous
                  Data Corporation, a Nevada corporation
(3)(ii)*     Bylaws
             (a) Bylaws of Anonymous Data Corporation
             (a)(1)Bylaws,  as  amended for Anonymous Data  Corporation,  a
                 Nevada corporation
(4)*         Instruments defining the rights of security holders:
(4)(i)*      (a) Articles  of  Incorporation for Anonymous Data Corporation,
                 a Nevada Corporation
             (b) Bylaws of Anonymous Data Corporation, a Nevada Corporation
             (c) Stock Certificate Specimen
(10)(i)*     Material Contracts
             (a) Pre Incorporation Agreement with James Beecham
             (b) 1998 Stock Option Plan
             (c) Consulting  Agreement  with  C.L.  McIntosh & Associates
             (d) Consulting Agreement with Sher-Janel T. Todd
             (e) Consulting Agreement with Ilene Nikoley
             (f) Consulting Agreement with Michael Moore
             (g) Consulting Agreement with Dave Denney
             (h) Consulting Agreement with William Somers
             (i) Consulting Agreement with Jack Morrow 1997
             (j) Consulting Agreement with Jack Morrow 1998
             (k) Software   Development  &  Technical   Services Agreement
             (l) Exclusive  Licensee Territorial Agreement  with  James  E.
                 Beecham
             (m) Amendment  to  Licensee Territorial Agreement  with  James
                 E. Beecham
             (n) Non-Disclosure  and Non-Circumvent Agreement  with  Toyota
                 Tsusho America, Inc
             (o) Non-Disclosure    and   Non-Circumvent   Agreement    with
                 IriScan, Inc
             (p) Non-Disclosure and Non-Circumvent Agreement  with  Batelle
                 Memorial Institute.
             (q) Non-Disclosure  and  Non-Circumvent Agreement  with  Laser
                 Barcode Solutions
             (r) Non-Disclosure    and   Non-Circumvent   Agreement    with
                 Polaroid Corporation
             (s) Non-Disclosure  and Non-Circumvent Agreement  with  Litton
                 Data Systems
             (t) Memorandum  of  Understanding  between  Laser   Bar   Code
                 Solutions and Anonymous Data Corporation.
             (u) Amendment  Memorandum of Understanding between  Laser  Bar
                 Code Solutions and Anonymous Data Corporation.
             (v) Office Sublease Agreement
             (w) Amendment to the Office Sublease Agreement

(27)*        Financial Data Schedule

          *Filed herewith.

      The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10SB are listed in Item 1 of this III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6, or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

May 24, 1999                  ANONYMOUS DATA CORPORATION
                              (Registrant)


                              By:/s/ Thomas M. Yokoyama
                                --------------------------
                                Thomas M. Yokoyama
                                President

      Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

     Signature                         Title                     Date

/s/ James E. Beecham                  Chairman                May 24, 1999
------------------------
James E. Beecham

/s/ Thomas Yokoyama                   President, Director     May 24, 1999
-----------------------
Thomas M. Yokoyama

/s/ Robert Nikoley                    Treasurer, CFO          May 24, 1999
-----------------------
Robert Nikoley

/s/ Karen Cavallaro                   Secretary,              May 24, 1999
-----------------------               VP of Public Relations
Karen Cavallaro

/s/ William Somers                   Director                 May 24, 1999
-----------------------
William Somers